One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

February 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.

Registration Statement on Form S-11

Filed November 14, 2011

File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated February 15, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the staff’s comments followed by the relevant response.

Risk Factors, page 24

1.      Comment: We note your disclosure on page 29 that states that when the Class E shares convert to Class M shares and become eligible for repurchase pursuant to your share repurchase plan, there may be demand from the private placement stockholders for you to repurchase their shares. This may put pressure on the limits of the repurchase program and result in the need to prorate among all of the repurchase requests at any given time. Please consider the addition of a risk factor that explains this risk.

Response: The Issuer has revised pages 28 and 29 of the prospectus in Amendment No. 3 in response to the Commission’s comment.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

February 27, 2012

Historical NAV Per Share, page 112

2.      Comment: We note your response to comment 10 of our comment letter dated January 13, 2012. Please revise your disclosure to clarify which parties are involved in the “internal review” relating to the value of your real estate investment. For instance, please specify the role of your board of directors, especially independent directors. Please make similar changes to the third paragraph relating to the NAV per share discussion. Your disclosure should provide a clear description of the role of each of the parties involved in the process, including the sponsor, board, board committee, third party advisors and independent directors.

Response: The Issuer has revised page 112 of the prospectus in Amendment No. 3 in response to the Commission’s comment.

3.      Comment: Please revise your disclosure to disclose any conflicts or prior relationships with third parties that were involved in the valuation process.

Response: The Issuer respectfully submits that no conflict currently exists, and no conflict has existed during the relevant period, between the Issuer and any third party involved in the Issuer’s valuation process that is material to the Issuer. Therefore no disclosure has been added to the prospectus in response to this comment. The Issuer has engaged one independent valuation consulting firm (the “Valuation Consultant”) to manage the process of appraising real properties in connection with the Issuer’s historical net asset value (“NAV”) calculations. One of the third-party appraisal firms that was engaged by the Valuation Consultant to value certain properties in which the Issuer owned an interest also provides property management and leasing services for certain properties in which the Issuer owns an interest. However, as required by the terms of the engagement of the Valuation Consultant, the third-party appraisal firm was identified, selected, engaged (subject to approval by the Issuer) and the compensation was negotiated by the Valuation Consultant, and not the Issuer. The Issuer has evaluated the Valuation Consultant’s engagement of the third-party appraisal firm with which it had a pre-existing business relationship and has determined that the prior relationship is not material.

4.      Comment: Please revise your disclosure to clarify the primary and secondary, if any, valuation methods used.

Response: The Issuer has revised page 112 of the prospectus in Amendment No. 3 in response to the Commission’s comment.

5.      Comment: We refer to the table on page 113 that provides a breakdown of the major components of your NAV. Please tell us what consideration you gave to breaking down real estate investments even further.

Response: The Issuer believes that disclosing subcategories of its historical real estate investments would not be material to investors in light of the Issuer’s expectation that the composition of its real estate portfolio may change dramatically as a result of additional acquisitions funded with proceeds of the Issuer’s public offering. In addition, in evaluating the

Ms. Sonia Barros

February 27, 2012

level of detail to disclose with respect to the real estate investment component of the Issuer’s NAV, the Issuer considered that in certain circumstances, disclosing additional detail could enable a reader to discern the appraised value of an individual property, which could place the Issuer at a competitive disadvantage with respect to selling the property. The Issuer also reviewed industry precedents and determined that breaking down the real estate portfolio further was not typical disclosure, and thus may cause confusion to investors in comparing comparable investments.

6.      Comment: Please confirm that in the future you will include side by side comparisons of the NAV component table once you have another quarterly valuation.

Response: The Issuer confirms that it will include side by side comparisons of the NAV component table in future quarterly valuation disclosures.

7.      Comment: We refer to the key assumptions disclosed on page 113. Please break these out further by major material real property type, such as office, retail, industrial and multifamily. Please also provide a quantitative example of the sensitivity of the NAV estimate to changes in assumptions.

Response: The Issuer has revised page 114 of the prospectus in Amendment No. 3 in response to the Commission’s comment.

8.      Comment: Please revise your disclosure to include cautionary language relating to valuation methods and sensitivity of calculations.

Response: The Issuer has revised page 114 of the prospectus in Amendment No. 3 in response to the Commission’s comment.

Expert, page 167

9.      Comment: We note your response to comment 8 of our comment letter dated January 13, 2012 and your revised disclosure in this section. It does not appear that NAV or any of the disclosed sub-items are being expertised by Real Estate Research Corporation. If no disclosure in the registration statement is being expertised, then a consent under Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K is not required to be filed.

Response: The Issuer acknowledges the Commission’s comment and respectfully submits that the disclosure under “Experts” on page 168 of the prospectus in Amendment No. 3 with respect to the independent valuation expert is appropriate. The Issuer will include disclosure regarding the components of NAV in a table in future quarterly prospectus supplements that it intends to file during its continuous offering. The components of NAV will include a valuation of the Issuer’s real property portfolio that will equal the aggregate of the appraised values of each of the Issuer’s properties as provided by Real Estate Research Corporation. As a result the real property valuation component should be considered a “summary” of the appraisals provided by Real Estate Research Corporation in its capacity as an expert in real property valuations and therefore expertised. As a result, the disclosure under “Experts” on page 167 of the prospectus in

Ms. Sonia Barros

February 27, 2012

Amendment No. 3 is appropriate and, accordingly, a consent under Rule 436 of the Securities Act of 1933, as amended, and Item 601(b)(23) of Regulation S-K from the independent valuation expert is required to be filed. The Issuer also confirms supplementally that the real estate component of its historical NAV per share disclosure on pages 112 and 113 of the prospectus in Amendment No. 3 has not been expertised.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.

Jason W. Goode, Alston & Bird LLP